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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


NOTIFICATION OF LATE FILING


[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ]  Form N-SAR

For the Period Ended December 31, 2005

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the nofication relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  CalbaTech, Inc.
Former Name if Applicable:
Address of Principal Executive Office: 15375 Barranca Parkway, Suite I-101 City, State and Zip Code: Irvine, California 92618

PART II - RULES OF 12B-25 (B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached (if applicable)

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PART III - NARRATIVE

The Registrant was unable to file the subject report in a timely manner because the SEC's computer systems were blocked and overloaded by the amount of activity impacted by all of the filings being transmitted to the EDGAR system. The Registrant's reports were completed timely and attempts were made to transmit the files within the prescribed time requirements. Once the SEC's systems were cleared which was after the deadline time, the reports were able to be filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: James DeOlden: (949) 450-9910.

(2) Have all or other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statement to be included in the subject report or portion thereof?

[ ] Yes [X] No

The Registrant has caused this notification to be signed or its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

                                              CalbaTech, Inc.

                                              /S/ JAMES DEOLDEN
                                              ------------------------
                                              James DeOlden, CEO